SI 09058734 IMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2009
Washington, DC
110

SEC FILE NUMBER
8-67713

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Zelman Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

25101 Chagrin Blvd., Suite 200
(No. and Street)

Beachwood	Ohio	44122
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Wank — (212) 993-5844
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cohen Fund Audit Services, Ltd
(Name – *if individual, state last, first, middle name*)

800 Westpoint Parkway, Suite 1100	Westlake	Ohio	44145
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen Wank, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Zelman Partners, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO / Fin-OP

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ZELMAN PARTNERS, LLC

DECEMBER 31, 2008

TABLE OF CONTENTS

Cohen Fund Audit Services

Cohen Fund Audit Services, Ltd.
800 Westpoint Pkwy., Suite 1100
Westlake, OH 44145-1524
440.835.8500
440.835.1093 *fax*
www.cohenfund.com

MEMBER
ZELMAN PARTNERS, LLC

Independent Auditors' Report

We have audited the accompanying statement of financial condition of Zelman Partners, LLC (the Company), as of December 31, 2008, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Zelman Partners, LLC, as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Cohen Fund Audit Services

February 25, 2009
Westlake, Ohio

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

CASH		$ 3,049,308
CERTIFICATE OF DEPOSIT		257,071
PREPAID EXPENSES		251,547
PROPERTY AND EQUIPMENT – AT COST		
Office equipment	$ 213,570	
Software	26,500	
	240,070	
Less: Accumulated depreciation and amortization	85,747	154,323
OTHER ASSETS		30,690
		$ 3,742,939

LIABILITIES

ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$ 110,965
ACCRUED PAYROLL	2,761,780
	2,872,745
COMMITMENTS	

MEMBER'S EQUITY

MEMBER'S EQUITY	870,194
	$ 3,742,939

The accompanying notes are an integral part of these statements.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2008

REVENUE	
Interest income	$ 7,076
EXPENSES	
Payroll and related benefits	7,035,051
Travel and entertainment	922,621
Data, market data, and software	289,567
Occupancy	248,605
Professional fees	238,385
Information technology	147,772
Other	101,986
Communication and data processing	99,520
Office expenses	95,777
	9,179,284
NET LOSS	$ (9,172,208)

The accompanying notes are an integral part of these statements.

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2008

BALANCE – JANUARY 1, 2008	$ 42,302
NET LOSS	(9,172,208)
CONTRIBUTIONS	10,000,100
BALANCE – DECEMBER 31, 2008	$ 870,194

The accompanying notes are an integral part of these statements.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2008

CASH FLOW USED IN OPERATING ACTIVITIES	
Net loss	$ (9,172,208)
Adjustments to reconcile net loss to net cash provided from operating activities	
Depreciation and amortization	71,604
Increase (decrease) in cash caused by changes in current items	
Prepaid expenses	(128,476)
Other assets	(8,489)
Accounts payable and accrued expenses	(217,757)
Accrued payroll	2,586,295
Net cash used in operating activities	(6,869,031)
CASH FLOW USED IN INVESTING ACTIVITIES	
Acquisition of property and equipment	(74,690)
Certificate of deposit	(7,071)
	(81,761)
CASH FLOW PROVIDED FROM FINANCING ACTIVITY	
Member's capital contributions	10,000,100
NET INCREASE IN CASH AND CASH – END OF YEAR	$ 3,049,308

The accompanying notes are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS

1. ORGANIZATION

Zelman Partners, LLC (the Company), a wholly owned subsidiary of Zelman Holdings, LLC, (the Parent) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and 26 states, including the state of Ohio, and two territories. The Company is a member of one self-regulatory organization, the Financial Industry Regulatory Authority (FINRA). The Company received its final approval to become a registered broker-dealer on March 10, 2008.

The Company shall continue in perpetuity unless it is dissolved or terminated pursuant to its operating agreement or involuntarily pursuant to any regulatory action.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company and Zelman & Associates (Associates), an affiliated company, are in the business of providing independent equity research, as well as consulting services and financing referrals, to public and private companies seeking to raise debt or equity financing or to acquire and dispose of a business.

The Company and Associates receive soft dollar and hard dollar checks from their customers, or soft dollar brokers, in which the customer will buy research data based on a subscription agreement. The soft dollar and hard dollar revenue is recognized by Associates in accordance with the subscription agreement.

Associates and the Company have an informal agreement wherein all customers who pay via soft dollar and hard dollar checks are customers of Associates. Accordingly, Associates invoices and recognizes all soft dollar and hard dollar checks revenue in accordance with their policies. As part of this agreement between the companies, the Company employs all administrative and research personnel. During the year, the Company and Associates agreed that the Company would pay substantially all expenses of both companies.

In 2009, the Company intends to provide consulting services and financing referrals to customers and will collect and record revenue earned on those activities.

The Parent intends to contribute capital to the Company to the extent necessary to cover expenses in excess of income in 2009.

Cash

At December 31, 2008, the Company's cash accounts, which are all held at one bank, exceeded the related amount of federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

NOTES TO THE FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Certificate of Deposit

The Company holds a certificate of deposit at a bank, which matures on January 24, 2009.

Prepaid Expenses

At December 31, 2008, the Company has $21,690 in a Central Registration Depository (CRD) Account with FINRA that it uses to pay regulatory fees.

Depreciation and Amortization

Depreciation and amortization of property and equipment are provided by the use of the straight-line and double declining balance methods over the following estimated useful lives of the assets:

Office equipment	5 – 7 years
Software	3 years

Income Taxes

The Company is a single member limited liability company and, therefore, is a disregarded entity for Internal Revenue Services filing requirements. The Company files as part of a consolidated income tax return which includes the activity of the Parent. The Parent has elected to be treated as a partnership as defined in the Internal Revenue Code. As a result, no provision for federal income taxes has been provided; however, the Company is liable for any local income taxes.

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (FIN 48) – *Accounting for Uncertainty in Income Taxes* that requires the tax effects of certain tax positions to be recognized. These tax positions must meet a "more likely than not" standard that, based on their technical merits, have a more than 50 percent likelihood of being sustained upon examination. In accordance with FASB FSP FIN 48-3, the Company has elected to defer the adoption of FIN 48 until 2009. FASB is presently preparing guidance for the adoption of FIN 48 for pass through entities. Once this guidance is available, management of the Company will evaluate the impact, if any, that FIN 48 will have on the financial statements.

Accounting Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

NOTES TO THE FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

3. RETIREMENT SAVINGS PLAN

The Company maintains a 401(k) profit sharing retirement savings plan, covering all employees who have completed twelve months of service and are at least 20½ years of age. The Company makes matching contributions of employees' elective deferrals up to 6% of total compensation. The Company may also make a discretionary profit-sharing contribution to the plan. There was no discretionary contribution for 2008. Matching contributions for the year amounted to $56,466.

4. NET CAPITAL PROVISION OF RULE 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $5,000 or 12.5% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1)(i) and 15c3-1(a)(2)(vi), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At December 31, 2008, the Company had net capital of $433,634, which was $74,541 in excess of its required net capital of $359,093.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 8 to 1. At December 31, 2008, the ratio was 6.62 to 1.

5. EXEMPTION FROM RULE 15c3-3

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

NOTES TO THE FINANCIAL STATEMENTS

6. COMMITMENTS

Leases

The Company leases office space and equipment under operating leases in Ohio and New York, which expire through November, 2012. The Company is currently negotiating a new lease for its facility in New York. At December 31, 2008, the New York office was operating on a three month lease. Minimum annual rents for office space and equipment at December 31, 2008, are as follows:

2009	$ 114,002
2010	42,977
2011	42,977
2012	39,395
	$ 239,351

Rent expense for the year ended December 31, 2008, was $220,380.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2008

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AND RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2008

NET CAPITAL		
Total member's equity from statement of financial condition		$ 870,194
Less: Non-allowable assets		
Prepaid expenses	$ 251,547	
Property and equipment - Net	154,323	
Other assets	30,690	436,560
NET CAPITAL		$ 433,634
COMPUTATION OF AGGREGATE INDEBTEDNESS - TOTAL LIABILITIES FROM STATEMENT OF FINANCIAL CONDITION		$2,872,745
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT - 12½ OF AGGREGATE INDEBTEDNESS		$ 359,093
MINIMUM REQUIRED NET CAPITAL		$ 5,000
NET CAPITAL REQUIREMENT		$ 359,093
EXCESS NET CAPITAL		$ 74,541
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		6.62 to 1

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the Company's unaudited Form X-17a-5 as of December 31, 2008 filed with the Securities and Exchange Commission and the amount included in the accompanying Schedule I computation is not required as there were no audit adjustments that effect net capital.

SCHEDULE II AND III – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2008

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

Cohen
Fund Audit Services

Cohen Fund Audit Services, Ltd.
800 Westpoint Pkwy., Suite 1100
Westlake, OH 44145-1524

www.cohenfund.com

440.835.8500
440.835.1093 *fax*

MEMBER
ZELMAN PARTNERS, LLC

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5(g)(1)

In planning and performing our audit of the financial statements and supplemental schedules of Zelman Partners, LLC (the Company) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13,

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Cohen Fund Audit Services

February 25, 2009
Westlake, Ohio

focused.
experienced.
responsive.

ZELMAN PARTNERS, LLC

INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2008

Cohen
Fund Audit Services